Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 000-50855)

The following message was sent to Endo employees on September 16, 2014:

TO: All Endo, EPI, AMS, Qualitest, Paladin, Somar Colleagues

FROM: Rajiv De Silva

SUBJECT: Endo Delivers Proposal To Acquire Auxilium Pharmaceuticals, Inc.

Dear Colleagues,

Today, Endo publicly announced its delivery of a proposal to acquire all of the outstanding shares of Auxilium Pharmaceuticals, Inc. for a per share consideration of $28.10 in a cash and stock transaction valued at $2.2 billion based on Endo’s current stock price.

We believe our proposal would provide Auxilium shareholders with a substantial premium and immediate cash value for their investment in Auxilium, as well as the opportunity to participate in the upside potential of a leading global specialty healthcare company. Given the highly complementary nature of our two companies’ commercial portfolios, the growth potential of Auxilium’s Xiaflex® and the significant synergy opportunities, we believe this compelling strategic combination would result in and create benefits for both Endo and Auxilium shareholders, as well as for patients, customers and employees.

This transaction is well aligned with Endo’s strategy to pursue accretive, value-creating organic growth opportunities.

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Highly Complementary Portfolio to Maximize the Value of Auxilium’s Commercial Products: Auxilium’s 12 FDA-approved products in urology, orthopedics and other specialty areas are natural complements to the men’s health and pain products in Endo’s branded pharmaceuticals portfolio. Endo expects to drive increased adoption and enhance the performance of Auxilium’s Xiaflex®, accelerate development of the product in potential new indications and optimize the broader portfolio of products at Auxilium. The combined company will have one of the broadest ranges of therapies in men’s health, and will be well positioned to drive organic growth and to capitalize on additional future strategic M&A opportunities.

•	Significant Synergy Opportunities: Shareholders of the combined company are expected to benefit from significant synergy opportunities given the complementary nature of the companies’ product portfolios and geographic locations.

•	Strong Financial Profile: Endo would continue to have a strong financial profile with a solid balance sheet, enhanced cash flow and improved financial flexibility to continue to execute the Company’s strategy. In addition, Endo expects the transaction to be immediately accretive in the first year post close and meaningfully accretive in each year thereafter.

Endo’s proposal is based on our initial review of publicly available information regarding Auxilium and is subject to the completion of our due diligence review and the negotiation of mutually acceptable definitive transaction agreements.

We are excited about the prospect of combining with Auxilium as the transaction would enable us to further solidify our Company as a global leader in specialty healthcare that improves lives while creating value.

I ask for your support in maintaining your focus on our business during this evolving process. We have much to accomplish through the remainder of 2014. Our patients, customers and shareholders are counting on all of us.

Best regards,

Rajiv

NOTE: French Canadian and Mexican Spanish versions of this communication to follow on September 17, 2014

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Endo International plc (“Endo”) has made for a business combination transaction with Auxilium Pharmaceuticals, Inc. (“Auxilium”). In furtherance of this proposal and subject to future developments, Endo (and, if a negotiated transaction is agreed, Auxilium) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Endo and/or Auxilium may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ENDO AND AUXILIUM ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY

STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Auxilium. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Endo and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo’s directors and executive officers in Endo Health Solutions Inc.’s (“EHSI”) Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo’s proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These forward-looking statements include, but are not limited to, statements regarding Endo’s offer to acquire Auxilium, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Because these statements reflect our current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this communication. Investors should note that many factors, as more fully described in the documents filed by Endo with the SEC and with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”), including under the caption “Risk Factors” in EHSI’s Form 10-K and Endo’s Form 10-Q and Form 8-K filings, as applicable, and as otherwise enumerated herein or therein, could affect Endo’s future financial results and could cause Endo’s actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results include, but are not limited to:

•	the ultimate outcome of any possible transaction between Endo and Auxilium, including the possibilities that Endo will not pursue a transaction with Auxilium and that Auxilium will reject a transaction with Endo;

•	if a transaction between Endo and Auxilium were to occur, the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo’s operating strategy applied to Auxilium and the ultimate ability to realize synergies;

•	the effects of the business combination of Endo and Auxilium, including the combined company’s future financial condition, operating results, strategy and plans;

•	if a transaction between Endo and Auxilium were to occur, our ability to achieve significant upside potential for shareholders by accelerating the growth of Xiaflex®, Testim® and other products of the resultant combined company;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Auxilium with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. These forward-looking statements speak only as of the date hereof. Endo assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.

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